SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TIER REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

88650V 208

(CUSIP Number of Class of Securities)

Telisa Webb Schelin

Chief Legal Officer, Executive Vice President and Secretary

TIER REIT, Inc.

17300 Dallas Parkway, Suite 1010

Dallas, Texas 75024

Telephone: (972) 483-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

John T. Haggerty, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$5,810

*                                         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $50 million in value of common stock, par value $0.0001 per share, of TIER REIT, Inc.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5,810                                                             Filing Party:  TIER REIT, Inc.

Form or Registration No.:  005-86378                                     Date Filed:  July 23, 2015

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by TIER REIT, Inc., a Maryland corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 23, 2015 and amended by Amendment No. 1 on August 5, 2015 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $50,000,000 in value of its common stock, par value $0.0001 per share (the “Common Stock”), at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 11.                          Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 20, 2015, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 p.m., New York City time, on August 19, 2015. A copy of such press release is filed as Exhibit (a)(5)(E) to this Amendment No. 2 and is incorporated herein by reference.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(5)(E)                          Press Release dated August 20, 2015 (previously filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2015 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIER REIT, INC.

By:	/s/ Telisa Webb Schelin
Name:	Telisa Webb Schelin
Title:	Chief Legal Officer, Executive Vice President and Secretary

Date: August 20, 2015

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated July 23, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2015.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 23, 2015.

(a)(1)(F)*	Summary Advertisement, dated July 23, 2015.

(a)(5)(A)*	Press Release issued by TIER REIT, Inc. on July 23, 2015.

(a)(5)(B)	Investor Presentation (previously furnished as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 7, 2015 and incorporated herein by reference).

(a)(5)(C)

Supplemental Operating and Financial Data for the quarter ended June 30, 2015 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2015 and incorporated herein by reference).

(a)(5)(D)	Press Release dated August 5, 2015 (previously furnished as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2015 and incorporated herein by reference).

(a)(5)(E)	Press Release dated August 20, 2015 (previously filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2015 and incorporated herein by reference).

(b)(1)

Amended and Restated Credit Agreement, dated as of June 30, 2015, by and among Tier Operating Partnership LP, as Borrower; TIER REIT, Inc., as Parent; the Financial Institutions party thereto and their assignees as Lenders; Wells Fargo Bank, National Association, as Administrative Agent; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; JPMorgan Chase Bank, N.A., as Syndication Agent; and U.S. Bank National Association and Fifth-Third Bank as Co-Documentation Agent (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2015 and incorporated herein by reference).

(b)(2)

Amended and Restated Guaranty, dated as of June 30, 2015, by TIER REIT, Inc. and the subsidiary guarantors identified on the signature pages thereto in favor of Wells Fargo Bank, National Association in its capacity as Administrative Agent for the Lenders under the Credit Agreement (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2015 and incorporated herein by reference).

(d)(1)	2005 Incentive Award Plan (included as Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2005 and incorporated herein by reference).

(d)(2)	Amendment to 2005 Incentive Award Plan (including as Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2015 and incorporated herein by reference).

(d)(3)	Amendment No. 2 to 2005 Incentive Award Plan (including as Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2015 and incorporated herein by reference).

(d)(4)

Form of Restricted Stock Unit Award Agreement under the Company’s 2005 Incentive Award Plan (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2013 and incorporated herein by reference).

(d)(5)

Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and Scott W. Fordham (included as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).

(d)(6)

First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).

(d)(7)

Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).

(d)(8)

Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Scott W. Fordham (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

(d)(9)

Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).

(d)(10)

First Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).

(d)(11)

Second Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Dallas E. Lucas (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

(d)(12)

Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and William J. Reister (included as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).

(d)(13)

First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).

(d)(14)

Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).

(d)(15)

Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and William J. Reister (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

(d)(16)

Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and Telisa Webb Schelin (included as Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).

(d)(17)

First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).

(d)(18)

Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).

(d)(19)

Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and Telisa Webb Schelin (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

(d)(20)

Employment Agreement, dated as of September 1, 2012, by and between Behringer Harvard REIT I, Inc. (n/k/a TIER REIT, Inc.) and James E. Sharp (included as Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2012 and incorporated herein by reference).

(d)(21)

First Amendment to Employment Agreement, effective as of May 27, 2014, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on May 27, 2014 and incorporated herein by reference).

(d)(22)

Second Amendment to Employment Agreement, effective as of January 27, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 2, 2015 and incorporated herein by reference).

(d)(23)

Third Amendment to Employment Agreement, effective as of July 15, 2015, by and between TIER REIT, Inc. and Tier Operating Partnership LP and James E. Sharp (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2015 and incorporated herein by reference).

(g)	None.

(h)	None.

* Previously filed